[AIG Letterhead]
March 1, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 8-K filed on February 8, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated February 18, 2010 with respect to American International Group, Inc.’s (AIG) Current Report on Form 8-K filed on February 8, 2010 (Form 8-K). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter. For the sake of clarity, AIG notes that the Form 8-K was a voluntary filing; AIG was not required by Item 5.02 of Form 8-K to file the Form 8-K.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 8-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Form 8-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below to facilitate your review.
1.	Please tell us if you plan to file, and when you plan to file, an execution copy of the letter agreement with Mr. Hancock. We note that Exhibit 99.2 simply includes a form of letter agreement with Mr. Hancock. If you do not plan to file the letter agreement, please provide a substantive analysis.
     AIG Response:
AIG plans to file an execution copy of the Letter Agreement, dated February 8, 2010 (Letter Agreement), between AIG and Mr. Hancock as an exhibit to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.

2.	We note that the form of letter agreement with Mr. Hancock included in Exhibit 99.2 references objective performance metrics that do not appear to have been provided. We believe such performance metrics would in effect be a part of the letter agreement regarding terms of employment, or at least could be deemed to be a schedule that is in effect a part of such letter agreement. To the extent you will file the letter agreement as an exhibit, please include a copy of the objective performance metrics. To the extent you intend to redact such information, you would need to file a confidential treatment request.
     AIG Response:
The performance metrics referred to in the Letter Agreement are not part of the Letter Agreement nor are they a schedule or exhibit thereto. Therefore, they are not required to be filed with the Commission. AIG notes that the performance metrics have not yet been finalized.

To the extent that Mr. Hancock is a named executive officer with respect to AIG’s 2010 fiscal year, AIG would plan to make any necessary disclosures required by Item 402(b) with respect to the performance metrics in its proxy statement for its 2011 Annual Meeting of Shareholders. If Mr. Hancock is not a named executive officer, the disclosure requirements of Item 402(b) would not be applicable to him.
3.	We note that Exhibit 99.2 includes a footer stating “FOIA Confidential Treatment Requested by American International Group, Inc.” Please tells us what information you are referring to and whether you have, or intend to, request confidential treatment from the SEC.
     AIG Response:
The Determination Memorandum of the Special Master for TARP Executive Compensation, which was filed as an exhibit to the Form 8-K, included a draft of the Letter Agreement as an exhibit. AIG is not requesting confidential treatment for the Letter Agreement from the Commission.
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel